[OMNICOMM LETTERHEAD]

June 26, 2008

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.
Form 10-KSB and amendments for the fiscal year ended
December 31, 2007
Filed March 31, 2008, May 15, 2008 and June 16, 2008
Form 10-Q for the fiscal period ended March 31, 2008
Filed May 15, 2008
File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated June 23, 2008 regarding the above captioned Form 10-KSB and Form 10-Q. Please find below our response to the comment included in that correspondence.

Response

Form 10-KSB/A

Exhibits 31.1 and 31.2

We have revised the certifications filed as Exhibits 31.1 and 31.2 to match the forms currently set forth in Item 601(b)(31) and attach hereto the forms of same which will be used in future filings.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Chief Accounting and Financial Officer
OmniComm Systems, Inc.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, CORNELIS WIT, certify that:

1. I have reviewed this [NAME OF REPORT] of OmniComm Systems, Inc.;

2. Based on my knowledge, this ~~quarterly~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~quarterly~~ report;

3. Based on my knowledge, the financial statements, and other financial information included in this ~~quarterl~~y report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this ~~quarterly~~ report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15~~-~~d-15(f) for the registrant and ~~we~~ have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this ~~quarterly~~ report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this ~~quarterly~~ report based on such evaluation; and

(d)	Disclosed in this ~~quarterly~~ report any changes in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting, and~~.~~

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of the internal controls over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial ~~data~~information ~~and have identified for the registrant’s auditors any material weaknesses in internal controls~~; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

By: /s/ Cornelis Wit

Cornelis Wit

Chief Executive Officer

May 14, 2008

~~[A signed original of this written statement required by Section 906 has been provided to OmniComm Systems, Inc. and will be retained by OmniComm Systems, Inc. and furnished to the United States Securities and Exchange Commission or its staff upon request.]~~

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, RONALD T. LINARES, certify that:

1. I have reviewed this [NAME OF REPORT] of OmniComm Systems, Inc.;

2. Based on my knowledge, this ~~quarterly~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~quarterly~~ report;

3. Based on my knowledge, the financial statements, and other financial information included in this ~~quarterly~~ report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this ~~quarterly~~ report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f) for the registrant and ~~we~~ have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this ~~quarterly~~ report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this ~~quarterly~~ report based on such evaluation; and

(d)	Disclosed in this ~~quarterly~~ report any changes in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting~~.~~ and,

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of the internal controls over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial ~~data~~information ~~and have identified for the registrant’s auditors any material weaknesses in internal controls~~; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

By: /s/ Ronald T. Linares

Ronald T. Linares

Chief Financial Officer

May 14, 2008